UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026.

Commission File Number: 001-39530

MindWalk Holdings Corp.

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Director Appointment

On October 1, 2026, MindWalk Holdings Corp. (the “Company”) announced the appointment of Kim Remizowski to the Company’s board of directors (the “Board”), effective as of September 29, 2026. The Board has determined that Mr. Remizowski qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Remizowski will serve on each of the Audit Committee and the Compensation, Nomination and Governance Committee of the Board effective as of September 29, 2026.

Mr. Remizowski most recently served as Director, Private Equity at Vistra, a global corporate services group operating in more than 50 jurisdictions, where he oversaw governance for a portfolio of investment funds and holding structures. He brings more than 35 years of experience in institutional banking and fiduciary oversight, including board service at Merrill Lynch Bank and Trust Company (Cayman) Ltd., Managing Director responsibility at DMS Bank & Trust Ltd., and 17 years at Royal Bank of Canada. A Caymanian, he has spent the greater part of his career in the Cayman Islands financial services sector and is an Accredited Director of the Chartered Governance Institute of Canada and a Licensed Director with the Cayman Islands Monetary Authority (CIMA).

The information included under the heading “Director Appointment” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-290949 and 333-256730) and Form F-3 (Registration Numbers 333-297424 and 333-281312) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On October 1, 2026, the Company issued a press release announcing the Director Appointment described above. A copy of the press release is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated October 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: October 1, 2026

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	President and Chief Executive Officer